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                                                                      Exhibit 20


NEWS RELEASE
FOR RELEASE: MAY 30, 1997

Contacts:  C. Duane Blankenship, Vice President & CFO
           Horizon Bancorp, Inc.
           (304) 255-7310
           Duane K. Sellards, President & CEO
           Beckley Bancorp, Inc.
           (304) 252-6201

HORIZON BANCORP AND BECKLEY BANCORP ANNOUNCE AGREEMENT AND PLAN OF MERGER

Horizon Bancorp, Inc. ("Horizon") and Beckley Bancorp, Inc. ("Beckley") jointly announce today that HB Acquisition Company ("HB"), a wholly owned subsidiary of Horizon, and Beckley have entered into an Agreement and Plan of Merger (the "Agreement") which sets forth the terms and conditions under which Beckley would merge with HB (the "Merger").

The Agreement provides that each outstanding share of common stock of Beckley shall be acquired for a cash payment of Twenty Five Dollars and Sixty Four Cents ($25.64) per share. The transaction is valued at $16.9 million and will be accounted for using the purchase method of accounting.

Subsequent to the date of the Agreement, Bank of Raleigh ("Raleigh"), a wholly owned subsidiary of Horizon, and Beckley Federal Savings Bank ("Federal"), a wholly owned subsidiary of Beckley, plan to enter into a bank merger agreement providing for Federal to merge into Raleigh with Raleigh surviving.

The transaction is subject to approval by the appropriate regulatory authorities and the stockholders of Beckley with an expected closing during the third quarter of 1997.

Horizon operates five banks with twenty-one offices in West Virginia. Counties served include Raleigh, Fayette, Greenbrier, Summers, Pocahontas, Cabell, Lincoln, and Wayne. At March 31, 1997 Horizon had consolidated assets of $942.8 million, total loans of $644.2 million and deposits of $789.4 million. For the three months ended March 31, 1997 Horizon earned $3,242,000 which represents an annualized return on average assets of 1.38% and an annualized return on average equity of 11.76%. Horizon is a multi-bank holding company headquartered in Beckley, West Virginia. Horizon's common stock is traded on the NASDAQ National Market System with a ticker symbol of HZWV.

Beckley operates one bank with two offices located in Beckley, Raleigh County, West Virginia. Horizon presently operates six offices of Bank of Raleigh; five offices in Beckley, Sophia, and Beaver, Raleigh County, West Virginia and one office in Oak Hill, Fayette County, West Virginia. Beckley reported total assets of $44.6 million, total deposits of $33.0 million and total loans of $20.4 million at March 31, 1997.